Exhibit 99.1

Completion of Share Buy-back Program
Company Announcement

COPENHAGEN, Denmark; March 16, 2026 – Genmab A/S (Nasdaq: GMAB) announces that its share buy-back program has been completed on March 13, 2026.

On February 17, 2026, Genmab announced the initiation of a share buy-back program to repurchase up to 342,130 shares with a maximum aggregate total value of 725 million DKK to honor our commitments under the Restricted Stock Unit program. The share buy-back program was expected to be completed no later than March 31, 2026.

The following transactions were executed under the program from March 9, 2026 to March 13, 2026:

	No. of shares	Average price (DKK)	Total value (DKK)
Accumulated through last announcement	249,000		452,588,620
March 9, 2026	18,000	1,723.04	31,014,720
March 10, 2026	15,000	1,781.03	26,715,450
March 11, 2026	15,000	1,767.72	26,515,800
March 12, 2026	20,000	1,755.62	35,112,400
March 13, 2026	25,130	1,717.39	43,158,011
Total	93,130		162,516,381
Accumulated under the program	342,130		615,105,001

Following these transactions, Genmab holds 2,859,663 shares as treasury shares, corresponding to 4.45% of the total share capital and voting rights.

The share buy-back program has been undertaken in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.” Further details on the terms of the share buy-back program can be found in our company announcement no. 05 dated February 17, 2026.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no.16 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Completion of Share Buy-back Program

The Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in the Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no.16 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122